GRB FINANCIAL, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016 (NOTE 1)

REVENUES:		
Commissions income	$	126,260
Total revenue		126,260
EXPENSES:		
Commissions		135,283
License and permits		4,245
Insurance		1,717
General and administrative		9,109
Total expenses		150,354
NET INCOME (LOSS)	$	(24,094)

The accompanying notes are an integral part
of these financial statements